Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund May 2018 Update
June 28, 2018

Supplement dated June 28, 2018 to Prospectus dated May 15, 2017
Class	May ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-3.19%	-7.87%	$6.04M	$967.690
B	-3.24%	-8.13%	$59.85M	$787.703
Legacy 1	-3.00%	-6.97%	$1.03M	$783.322
Legacy 2	-3.02%	-7.07%	$0.37M	$764.240
Global 1	-2.96%	-6.41%	$22.82M	$781.862
Global 2	-2.98%	-6.52%	$0.90M	$764.741
Global 3	-3.12%	-7.21%	$1.05M	$651.837
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary

Currencies:  The U.S. dollar strengthened and the euro weakened due to political uncertainty in the Eurozone and on expectations of higher interest rates.   The British pound weakened in reaction to lower inflation figures and weaker-than-expected economic data.

Energy:  Crude oil prices moved lower on increased U.S. crude oil production  and on speculation OPEC might raise output.  Natural gas prices rose as inventories were unexpectedly lower and forecasts were revised to expect a warmer-than-anticipated summer season.

Equities: U.S. equities moved higher on the potential for a meeting between the United States and North Korea.  The FTSE 100 Index rose as trade tensions between the U.S. and China eased.  The Euro Stoxx 50 Index moved lower on uncertainty surrounding Italian elections and the reemergence of tariff issues.

Fixed Income:  Global fixed income markets moved higher as a result of geopolitical uncertainty in Europe, the Middle East and Asia, and on central bank uncertainty about the pace of increasing interest rates.

Grains/Foods:  Wheat markets rose on concerns about dry weather in the U.S. southern plains.  Soybean prices declined after buyers canceled a deal to purchase 949,000 tons of soybeans.  Sugar markets rose over 10% as labor strikes in Brazil disrupted supply.  Coffee prices also rose due to concerns over the labor strikes in Brazil.

Metals:  Gold prices declined on U.S. dollar strength.  Base metal prices, particularly nickel, rose on increased demand from the stainless steel and clean technology industries.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended May 31, 2018

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$800,193	-$1,053,488
Change In Unrealized Income (Loss)	-3,255,821	-3,303,367
Brokerage Commission	-39,767	-197,446
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-75,561	-441,612
Change in Accrued Commission	2,460	6,819
Net Trading Income (Loss)	-2,568,496	-4,989,094

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$60,951	$298,979
Interest, Other	21,417	98,789
Income from Securities	-202,126	-1,209,790
Dividend Income	0	0
Total Income (Loss)	-2,688,254	-5,801,116

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	4,621
Operating Expenses	19,871	109,962
Organization and Offering Expenses	22,832	126,451
Brokerage Expenses	361,210	1,979,308
Dividend Expenses	0	0
Total Expenses	403,913	2,220,342

Net Income (Loss)	-$3,092,167	-$8,021,458

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$97,791,190	$113,483,622
Additions	166	166
Net Income (Loss)	-3,092,167	-8,021,458
Redemptions	-2,639,492	-13,402,633
Balance at May 31, 2018	$92,059,697	$92,059,697

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$967.690	6,237.00212	$6,035,486	-3.19%	-7.87%
B	$787.703	75,978.65697	$59,848,652	-3.24%	-8.13%
Legacy 1	$783.322	1,317.53489	$1,032,054	-3.00%	-6.97%
Legacy 2	$764.240	482.22166	$368,533	-3.02%	-7.07%
Global 1	$781.862	29,187.31928	$22,820,464	-2.96%	-6.41%
Global 2	$764.741	1,179.17853	$901,766	-2.98%	-6.52%
Global 3	$651.837	1,615.03657	$1,052,740	-3.12%	-7.21%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership